# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Tempest Therapeutics, Inc., CIK 0001544227
CUSIP: 87978U108
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 2000 Sierra Point Parkway, Suite 400, Brisbane, California (CA), 94005
Date of event which requires filing of this statement: 11/12/2024
Amends the filing with accession number 0001193125-24-199144
Filed by CIK 0001687880
Persons authorized to receive notices and communications: Max Eisenberg, One Sansome Street, Suite 1650, San Francisco, California (CA), 94104, 415-801-8100

## Reporting persons
- Versant Venture Capital VI, L.P. (CIK 0001687880): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 209,914; shared voting power 0; sole dispositive power 209,914; shared dispositive power 0; aggregate amount beneficially owned 209,914 (0.5% of the class)
  Comment: This Schedule 13D is filed by Versant Venture Capital IV, L.P. ("Versant IV"), Versant Side Fund IV, L.P. ("Side Fund IV"), Versant Ventures IV, LLC ("LLC IV"), Versant Venture Capital VI, L.P. ("Versant VI"), Versant Ventures VI GP, L.P. ("GP VI"), Versant Ventures VI GP-GP, LLC ("LLC VI"), Versant Vantage II, L.P. ("Vantage II LP"), Versant Vantage II GP, L.P. ("Vantage II GP"), Versant Vantage II GP-GP, LLC ("Vantage II LLC" and, with Versant IV, Side Fund IV, LLC IV, Versant VI, GP VI, LLC VI, Vantage II LP and Vantage II GP, collectively, the "Reporting Persons"). LLC IV is the general partner of Versant IV and Side Fund IV, and LLC IV has voting, investment and dispositive power over the shares held by each of Versant IV and Side Fund IV. LLC VI is the general partner of GP VI, which is the general partner of Versant VI. Each of LLC VI and GP VI share voting, investment and dispositive power over the shares held by Versant VI. Vantage II LLC is the general partner of Vantage II GP, which is the general partner of Vantage II LP. Each of Vantage II LLC and Vantage II GP share voting, investment and dispositive power over the shares held by Vantage II LP. The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13D.
  
  These shares are held by Versant VI. LLC VI is the general partner of GP VI, which is the general partner of Versant VI. Each of LLC VI and GP VI share voting, investment and dispositive power over the shares held by Versant VI and as a result may be deemed to have beneficial ownership over such securities.
  
  Percentage based on 44,148,563 shares of Common Stock (as defined in Item 1 of the Original Schedule 13D (as defined in Item 1 below)) outstanding as of January 30, 2025, as set forth in the Issuer's prospectus supplement, filed pursuant to Rule 424(b)(5) with the United States Securities and Exchange Commission (the "Commission") on February 6, 2025 (the "Prospectus").
- Versant Ventures VI GP, L.P. (CIK 0001777654): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 209,914; sole dispositive power 0; shared dispositive power 209,914; aggregate amount beneficially owned 209,914 (0.5% of the class)
  Comment: This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13D.
  These shares are held by Versant VI. LLC VI is the general partner of GP VI, which is the general partner of Versant VI. Each of LLC VI and GP VI share voting, investment and dispositive power over the shares held by Versant VI and as a result may be deemed to have beneficial ownership over such securities.
  Percentage based on 44,148,563 shares of Common Stock outstanding as of January 30, 2025, as set forth in the Prospectus.
- Versant Ventures VI GP-GP, LLC (CIK 0001777652): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 209,914; sole dispositive power 0; shared dispositive power 209,914; aggregate amount beneficially owned 209,914 (0.5% of the class)
  Comment: This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13D.
  These shares are held by Versant VI. LLC VI is the general partner of GP VI, which is the general partner of Versant VI. Each of LLC VI and GP VI share voting, investment and dispositive power over the shares held by Versant VI and as a result may be deemed to have beneficial ownership over such securities.
  Percentage based on 44,148,563 shares of Common Stock outstanding as of January 30, 2025, as set forth in the Prospectus.
- Versant Vantage II, L.P. (CIK 0001832235): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 2,118,644; shared voting power 0; sole dispositive power 2,118,644; shared dispositive power 0; aggregate amount beneficially owned 2,118,644 (4.8% of the class)
  Comment: This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13D.
  These shares are held by Vantage II LP. Vantage II LLC is the general partner of Vantage II GP, which is the general partner of Vantage II LP. Each of Vantage II LLC and Vantage II GP share voting, investment and dispositive power over the shares held by Vantage II LP and as a result may be deemed to have beneficial ownership over such securities.
  Percentage based on 44,148,563 shares of Common Stock outstanding as of January 30, 2025, as set forth in the Prospectus.
- Versant Vantage II GP, L.P. (CIK 0001839790): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,118,644; sole dispositive power 0; shared dispositive power 2,118,644; aggregate amount beneficially owned 2,118,644 (4.8% of the class)
  Comment: This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13D.
  These shares are held by Vantage II LP. Vantage II LLC is the general partner of Vantage II GP, which is the general partner of Vantage II LP. Each of Vantage II LLC and Vantage II GP share voting, investment and dispositive power over the shares held by Vantage II LP and as a result may be deemed to have beneficial ownership over such securities.
  Percentage based on 44,148,563 shares of Common Stock outstanding as of January 30, 2025, as set forth in the Prospectus.
- Versant Vantage II GP-GP, LLC (CIK 0001839789): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,118,644; sole dispositive power 0; shared dispositive power 2,118,644; aggregate amount beneficially owned 2,118,644 (4.8% of the class)
  Comment: This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13D.
  These shares are held by Vantage II LP. Vantage II LLC is the general partner of Vantage II GP, which is the general partner of Vantage II LP. Each of Vantage II LLC and Vantage II GP share voting, investment and dispositive power over the shares held by Vantage II LP and as a result may be deemed to have beneficial ownership over such securities.
  Percentage based on 44,148,563 shares of Common Stock outstanding as of January 30, 2025, as set forth in the Prospectus.
- Versant Venture Capital IV, L.P. (CIK 0001456590): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 1,171,094; shared voting power 0; sole dispositive power 1,171,094; shared dispositive power 0; aggregate amount beneficially owned 1,171,094 (2.7% of the class)
  Comment: This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13D.
  These shares are held by Versant IV. LLC IV is the general partner of Versant IV and has voting, investment and dispositive power over the shares held by Versant IV and as a result may be deemed to have beneficial ownership over such securities.
  Percentage based on 44,148,563 shares of Common Stock outstanding as of January 30, 2025, as set forth in the Prospectus.
- Versant Side Fund IV, L.P. (CIK 0001456591): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 7,377; shared voting power 0; sole dispositive power 7,377; shared dispositive power 0; aggregate amount beneficially owned 7,377 (0% of the class)
  Comment: This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13D.
  These shares are held by Side Fund IV. LLC IV is the general partner of Side Fund IV and has voting, investment and dispositive power over the shares held by Side Fund IV and as a result may be deemed to have beneficial ownership over such securities.
  Percentage based on 44,148,563 shares of Common Stock outstanding as of January 30, 2025, as set forth in the Prospectus.
- Versant Ventures IV, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,178,471; sole dispositive power 0; shared dispositive power 1,178,471; aggregate amount beneficially owned 1,178,471 (2.7% of the class)
  Comment: This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13D.
  Includes (i) 1,171,094 shares held by Versant IV; and (ii) 7,377 shares held by Side Fund IV. LLC IV is the general partner of Versant IV and Side Fund IV, and LLC IV has voting, investment and dispositive power over the shares held by each of Versant IV and Side Fund IV and as a result may be deemed to have beneficial ownership over such securities.
  Percentage based on 44,148,563 shares of Common Stock outstanding as of January 30, 2025, as set forth in the Prospectus.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Tempest Therapeutics, Inc.
Address of issuer's principal executive offices: 2000 Sierra Point Parkway, Suite 400, Brisbane, California (CA), 94005
Comment: This Amendment No. 5 (this "Amendment") amends and supplements the Schedule 13D originally filed by the Reporting Persons with the Commission on May 9, 2022, as amended by Amendment No. 1 filed with the Commission on November 9, 2023, Amendment No. 2 filed with the Commission on February 8, 2024, Amendment No. 3 filed with the Commission on May 13, 2024 and Amendment No. 4 ("Amendment No. 4") filed with the Commission on August 12, 2024 (collectively, the "Original Schedule 13D"). Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13D remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment have the meanings ascribed to them in the Original Schedule 13D. This Amendment is being filed to update the aggregate percentage of Common Stock owned by the Reporting Persons due to dilution caused by the Issuer's sales of additional shares of its Common Stock from time to time since the date of the filing of Amendment No. 4. Such transactions resulted in a decrease of over one percent (1%) in the aggregate percentage ownership reported by the Reporting Persons in Amendment No. 4.

## Signatures
- Versant Venture Capital VI, L.P.: /s/Max Eisenberg, Max Eisenberg/Chief Operating Officer of Versant Ventures VI GP-GP, LLC, the General Partner of Versant Ventures VI GP, L.P. (02/11/2025)
- Versant Ventures VI GP, L.P.: /s/Max Eisenberg, Max Eisenberg/Chief Operating Officer of Versant Ventures VI GP-GP, LLC, the General Partner of Versant Ventures VI GP, L.P. (02/11/2025)
- Versant Ventures VI GP-GP, LLC: /s/Max Eisenberg, Max Eisenberg/Chief Operating Officer (02/11/2025)
- Versant Vantage II, L.P.: /s/Max Eisenberg, Max Eisenberg/Chief Operating Officer of Versant Ventures II GP-GP, LLC, the General Partner of Versant Vantage II GP, L.P., the General Partner of Ve (02/11/2025)
- Versant Vantage II GP, L.P.: /s/Max Eisenberg, Max Eisenberg/Chief Operating Officer of Versant Vantage II GP-GP, LLC, the General Partner of Versant Vantage II GP, L.P. (02/11/2025)
- Versant Vantage II GP-GP, LLC: /s/Max Eisenberg, Max Eisenberg/Chief Operating Officer (02/11/2025)
- Versant Venture Capital IV, L.P.: /s/Max Eisenberg, Max Eisenberg/Chief Operating Officer of Versant Ventures IV, LLC, the General Partner of Versant Venture Capital IV, L.P. (02/11/2025)
- Versant Side Fund IV, L.P.: /s/Max Eisenberg, Max Eisenberg/Chief Operating Officer of Versant Ventures IV, LLC, the General Partner of Versant Side Fund IV, L.P. (02/11/2025)
- Versant Ventures IV, LLC: /s/Max Eisenberg, Max Eisenberg/Chief Operating Officer (02/11/2025)